SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

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COSAN LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

CLASS A COMMON SHARES, PAR VALUE U.S.$0.01 PER SHARE

(Title of Class of Securities)

G25343107

(CUSIP Number of Class of Securities)

MARCELO EDUARDO MARTINS

(55)(11) 3897-9797

RI@COSAN.COM.BR

AV. BRIGADEIRO FARIA LIMA, 4100 – 16TH FLOOR

SÃO PAULO, SP 04538-132, BRAZIL

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
MANUEL GARCIADIAZ, ESQ.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 450-4000

_____________________

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
U.S.$357,500,000	U.S.$43,329

(1)	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of Class A common shares for a maximum aggregate tender offer price of U.S.$357,500,000.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals U.S.$121.20 per million U.S. dollars of the value of the transaction.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S.$43,329	Filing Party: Cosan Limited
Form or Registration No.: Schedule TO	Date Filed: August 28, 2019

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by Cosan Limited (the “Company” or “we”), a limited liability exempted company incorporated under the laws of Bermuda, in relation to the Company’s offer to purchase for cash up to an aggregate amount of U.S.$357,500,000 Class A Common Shares, par value U.S.$0.01 per share, at a purchase price not greater than U.S.$15.50 nor less than U.S.$13.05 per Class A Common Share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 2019 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”).

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO and the Exhibits thereto. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Exhibits thereto. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Exhibits thereto.

ITEMS 1 THROUGH 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent that such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Amendments to the Offer

Changes in Price Range

On September 12, 2019, the Company announced that it adjusted the price range of its tender offer for the Company’s Class A common Shares. As adjusted, the Purchase Price in the Offer shall not be greater than U.S.$15.50 nor less than U.S.$13.05 per Class A Common Share, with the exact price to be determined through a “modified Dutch auction” pricing mechanism as set forth in the Offer Documents. The aggregate amount of Class A Shares to be purchased pursuant to the Offer of up to U.S.$357,500,000 remains the same. The Expiration Time of the Offer remains the same and is currently scheduled for 11:59 p.m., New York City time, on September 25, 2019, unless the Offer is extended. The Company issued a press release in connection with the foregoing, which is filed as Exhibit (a)(1)(K) to this Amendment No.1 and is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

As a result of the abovementioned changes in the price range for the Offer, and subject to the number of Class Common Shares actually tendered and purchased in the Offer:

•	At the maximum Purchase Price of U.S.$15.50 per Class A Common Share, we would purchase 23,064,516 Class A Common Shares if the Offer is fully subscribed, which would represent approximately 17.0% of our issued and outstanding Class A common shares as of August 28, 2019. At the minimum Purchase Price of U.S.$13.05 per Class A Common Share, we would purchase 27,394,636 Class A Common Shares if the Offer is fully subscribed, which would represent approximately 20.2% of our issued and outstanding Class A common shares as of August 28, 2019.

•	If the Offer is fully subscribed at the maximum Purchase Price of U.S.$15.50 per Class A Common Share and we do not exercise our right to purchase any additional shares, we will have approximately 112,657,549 Class A Common Shares outstanding following the purchase of Class A Common Shares tendered in the Offer. If the Offer is fully subscribed at the minimum Purchase Price of U.S.$13.05 per Class A Common Share and we do not exercise our right to purchase any additional shares, we will have approximately 108,327,429 Class A Common Shares outstanding following the purchase of Class A Common Shares tendered in the Offer.

•	Assuming that the Offer is fully subscribed and that we purchase 27,394,636 Class A Common Shares in the Offer at the minimum Purchase Price, the Offer will increase the proportional holdings of (i) our directors and executive officers (excluding our chairman Mr. Rubens Ometto Silveira Mello) to. approximately 2.4% and (ii) our chairman Mr. Rubens Ometto Silveira Mello to approximately 18.0% of the total number of outstanding Class A Common Shares as of August 28, 2019. Assuming that the

Offer is fully subscribed and that we purchase 23,064,516 Class A Common Shares in the Offer at the maximum Purchase Price, the Offer will increase the proportional holdings of (x) our directors and executive officers (excluding our chairman Mr. Rubens Ometto Silveira Mello) to approximately 2.3% and (y) our chairman Mr. Rubens Ometto Silveira Mello to approximately 17.3% of the total number of outstanding Class A Common Shares as of August 28, 2019.

Other Changes

Section Captioned “Summary Term Sheet” in the Offer to Purchase

The eighth, ninth and tenth bullets in the section of the Offer to Purchase captioned “Summary Term Sheet—What are the significant conditions to the Offer?” on page iii of the Offer to Purchase are replaced in their entirety by the following:

•	“No decrease of more than 10% of the Dow Jones Industrial Average, the NYSE Composite or the S&P 500 Index, in each case measured from the close of trading on September 11, 2019 (Dow Jones Industrial Average: 27,137.04; NYSE Composite: 13,082.41; S&P 500 Index: 3,000.93), shall have occurred.

•	No increase or decrease of 10% or more of the value of the Brazilian real against the U.S. dollar as of September 11, 2019 (R$4.0631 to U.S.$1.00) shall have occurred.

•	No decrease of 10% or more of the NYSE closing price for the shares as of September 11, 2019 (U.S.$15.03 per share) shall have occurred.”

Section 7 (“Conditions of the Tender Offer”) of the Section Captioned “The Tender Offer” in the Offer to Purchase

The fifth, sixth and seventh bullets of Section 7 (“Conditions of the Tender Offer”) on page 13 of the Offer to Purchase are replaced in their entirety by the following:

•	“a decrease of more than 10% in the Dow Jones Industrial Average, the NYSE Composite or the S&P 500 Index, in each case measured from the close of trading on September 11, 2019 (Dow Jones Industrial Average: 27,137.04; NYSE Composite: 13,082.41; S&P 500 Index: 3,000.93);

•	an increase or decrease of 10% or more of the value of the Brazilian real against the U.S. dollar as of September 11, 2019 (R$4.0631 to U.S.$1.00); or

•	a decrease of 10% or more of the NYSE closing price for the shares as of September 11, 2019 (U.S.$15.03 per share);”

Certain Other Matters

Shareholders who have tendered their Class A Common Shares prior to the date hereof must retender their Class A Common Shares as provided for in the Offer to Purchase and, where applicable, in the Amended and Restated Letter of Transmittal and the Amended and Restated Notice of Guaranteed Delivery filed as Exhibits (a)(1)(H) and (a)(1)(I) to this Amendment No.1 and which are hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

ITEM 12. EXHIBITS.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following exhibits:

(a)(1)(H)**	Amended and Restated Letter of Transmittal
(a)(1)(I)**	Amended and Restated Notice of Guaranteed Delivery
(a)(1)(J)**	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(K)**	Press Release dated September 12, 2019.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2019

COSAN LIMITED

By:	/s/ Marcos Marinho Lutz
	Name:	Marcos Marinho Lutz
	Title:	Chief Executive Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated August 28, 2019.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press Release dated August 28, 2019.
(a)(1)(G)*	Summary Advertisement.
(a)(1)(H)**	Amended and Restated Letter of Transmittal
(a)(1)(I)**	Amended and Restated Notice of Guaranteed Delivery
(a)(1)(J)**	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(K)**	Press Release dated September 12, 2019.
(b)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.
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*	Previously filed with the Schedule TO on August 28, 2019.

**	Filed herewith.